Mail Stop 4561

October 20, 2006

By U.S. Mail and Facsimile (212) 403-2327

William M. Freeman, Esq.
Senior Vice President and Acting General Counsel
NYSE Group, Inc.
11 Wall Street
New York, New York 10005

Re: NYSE Euronext, Inc.
        Registration Statement on Form S-4
        Filed September 21, 2006
        File No. 333-137506

Dear Mr. Freeman:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Division of Corporation Finance

General

1.   We note that you have a number of exhibits which will be filed by amendment. Please file these materials as quickly as possible, as they are subject to staff review and providing them early will permit the review to be completed without delaying the process as a whole.

2.   Provide us with any internal information provided by either of the companies to the other company or to a financial advisor for the other company. Disclose any material information and the material assumptions underlying this information or advise us that all the material information is already disclosed in the document. For example, we note the statement at the top of page 89 that Citigroup considered financial forecasts and other information provided by Euronext, and the statement on page 104 that financial projections were provided Morgan Stanley and ABN AMRO by NYSE Group.

3.   Please provide the staff with copies of the board books, presentations and any other materials provided by Citigroup, Morgan Stanley, and ABN AMRO to the respective boards or management teams in connection with the transactions.

4.   Please unbundle the charter and by-law changes from the NYSE Group equivalents in the NYSE Euronext charter and by-laws. See the fifth supplement to the telephone interpretation manual (September 2004).

5.   To the extent the effectiveness of the registration statement is delayed, please update the financial information. Refer to Rule 3-12 of Regulation S-X.

6.   Please include updated consents from the independent accountants in the pre-effective amendment.

NYSE Group Stockholder letter

7.   Prominently disclose that the transaction will be generally tax-free to NYSE shareholders.

8.   Disclose the percentage of common stock each of the shareholder bases will own assuming the transactions are completed.

Comparative Historical and Pro Forma Per Share Data, page 30

9.   Please revise to disclose the conversion ratio used to determine the pro forma per share amounts, including how it was calculated based on the standard offer consideration.

10.   Also, please revise to clarify for a reader which pro forma data you used to determine the equivalent pro forma data for Euronext shareholders.

Exchange Rate Information, page 33

11.   We note the statement regarding incorporation by reference of consolidated financial statements. Please delete this statement or tell us where these financial statements are incorporated by reference.

Risk Factors
If you are a NYSE Group stockholder, page 36

12.   Please revise to clarify under what circumstances the exchange offer consideration might be increased.

The Combination, page 68
Background of the Combination, page 69

13.   Please revise to describe with greater specificity the negotiation of the principal terms of the merger, including price.

Opinion of NYSE Group's Financial Advisor, page 88; Opinion of Euronext's Financial Advisors, page 97

14.   Revise to clarify whether the financial advisors considered the impact of Euronext's share repurchase program upon the fairness of the transactions to each set of shareholders.

NYSE Group's Reasons for the Combination, page 75
Risks, page 81

15.   In the discussion of Risks on pages 79-80, please revise to briefly clarify the circumstances under which Euronext would be required to sell its stake in the parent company of MTS, and tell us why you have not included a risk factor discussing this risk.

Opinions of Euronext's Financial Advisors, page 82

16.   Please tell us why Euronext has requested separate opinions from two financials advisors, and revise the disclosure to clarify the distinction or distinctions between the two opinions.

Opinion of NYSE Group's Financial Advisor, page 88

17.   Please clarify in what way Citigroup's opinion has been incorporated by reference into the filing. Also explain with respect to the statement at the top of page 129 regarding the incorporation of the combination agreement.

18.   Please disclose the amount of remuneration Citigroup has received for all associations with NYSE Group during the past two years. Please refer to Item 1015(b)(4).

Opinions of Euronext's Financial Advisors, page 97

19.   Please disclose the amount of remuneration Euronext has agreed to pay Morgan Stanley and ABN AMRO in connection with these transactions. Please refer to Item 1015(b)(4).

20.   Disclose any association between Euronext and its financial advisors within the past two years for which the financial advisors received remuneration, including the amount of the remuneration. Please refer to Item 1015(b)(4).

The Delaware Trust and the Dutch Foundation
Remedies of the Dutch Foundation and Delaware Trust, page 109

21.   Please revise to explain the practical effects of the remedies discussed.

Credit Facility, page 122

22.   Briefly describe the Global Commercial Paper Program.

The Combination Agreement, page 129
Mix and Match Election, page 130

23.   Please revise here and elsewhere as applicable to clarify the significance of the volume-weighted average price of the NYSE Group common stock during the 10 consecutive trading days ending immediately prior to the date of the exchange offer with the AMF, clarifying what effect that price will have on your accounting for the business combination and the amount cash paid and the number of shares issued under this payment option.

Post-Closing Reorganization, page 135

24.   Please provide a brief overview discussion or otherwise revise and reorganize this discussion to make it more easily comprehensible. For example, please clarify what is meant by the statement in the first paragraph that "Euronext shareholders who did not exchange….will *generally* be provided with the same consideration…." The next paragraph indicates that if the exchange percent is over 95% such shareholders will *not* receive the same consideration. To the extent possible, revise to avoid repetition in this section. Please provide a brief summary statement at the top of page 136 clarifying the practical effects of the reorganization steps described on that page.

25.   Please clarify whether the possibility remains that the company will not acquire 100% ownership of Euronext as a result of the procedures described. If such a material risk exists, please include a risk factor disclosing this.

Directors and Management of NYSE Euronext After the Combination, page 152

26.   Please provide a 5-year history of Mr. Houël.

Alternate Cover Page/Euronext Shareholder letter

27.   Please disclose the trading price of NYSE Group shares as of the date of the announcement of the merger and the date of the prospectus.

Unaudited Pro Forma Condensed Combined Financial Statements, beginning on page 192
General

28.   Please revise to include a footnote that discloses all material non-recurring items directly related to the business combinations that are not reflected in the pro forma financial statements, quantifying each item and identifying the period(s) in which it is expected to be recognized.

29.   Please revise to present all pro forma adjustments set forth in the footnotes in a self-balancing format such that each pro forma adjustment in the pro forma financial statements can be easily traced to the corresponding footnote.

30.   Please revise to disclose all material assumptions used to calculate each pro forma adjustment, providing a reader the information necessary to re-calculate the adjustment. Include the basis for your assumptions, including why they are reasonable.

Note 2 – Purchase Price of Euronext, page 199

31.   Please revise here and Note 3 to disclose the methods used to determine the fair value of the acquired assets and liabilities and, particularly, each of the acquired identifiable intangible assets.

32.   Please revise to clarify why the residual goodwill of $5,748 million Euros calculated in the purchase price in Note 2 does not agree with the pro forma adjustment on the pro forma Statement of Financial Condition.

Note 3 – Pro Forma adjustments, page 202

33.   Please revise to clarify why the increase in the fair value of intangible assets of $4,750,000 does not agree with the pro forma adjustment on the pro forma Statement of Financial Condition.

Selected Historical Financial Data of NYSE Group, page 250

34.   Please revise to disclose EPS for NYSE Group.

Consolidated Financial Statements of NYSE Group, Inc.

Note 7 – Stock Based Compensation, page FIN 15

35.   Please revise to provide expanded disclosures of the converted Archipelago stock based
        compensation instruments and the instruments you issued in 2006. Refer to paragraph 64
        and the sample disclosures set forth in paragraph A240 and A241 of SFAS 123R. We
        note the significance of the compensation charge recognized in the six months ended
        June 30, 2006 to pre-tax income.

Note 10 – Earnings Pre Share, FIN-18

36.   Please revise to include the disclosure requirements of paragraph 40(c) of SFAS 128 or
        state that there were no such securities.

Unaudited Interim Condensed Consolidated Financial Statements of Euronext, N.V., page FIN-
86

Note 11 – Summary of differences between International Financial Reporting Standards and
United States Generally Accepted Accounting Principles, page FIN-99

General

37.   We note that you disclose the individual differences between IFRS and US GAAP with
        respect to certain accounting policies in Note 11.3. These disclosures, however, do not
        provide sufficient information to enable a reader to fully understand the individual
        reconciling items in your US GAAP reconciliations of net income and shareholders'
        equity. For example, you disclose the differences in the accounting policies under IFRS
        and US GAAP related to business combinations. However, it is not easily discernable
        from these disclosures how the various reconciling items related to business
        combinations were calculated. Please note that your US GAAP reconciliations of net
        income and shareholders' equity should be in sufficient detail to allow an investor to
        determine the differences between an income statement and balance sheet prepared using
        IFRS and those prepared using US GAAP. With this in mind, please revise the
        explanatory notes here and in Note 3.14 to your audited financial statements that
        accompany your reconciliations to:

        •   Quantify individual components to the extent that various factors contributed to
            the reconciling item, and

        •   Specifically explain how the identified differences between IFRS and US GAAP
            with respect to relevant accounting policies resulted in a reconciling item.

<u>D – Financial Instruments, page FIN-104</u>

38.   We note that as a consequence of the amendment to IAS 39, certain investments held by the Group that were previously classified as investments at fair value through profit and loss have been reclassified as available-for-sale. You disclosed in Note 2 that these investments continue to be stated at fair value, while any resultant unrealized gains or losses are recognized directly in equity, as from January 1, 2006. Please revise to clarify the specific nature of the reconciling item for the six months ended June 30, 2006.

<u>I – Other, page FIN-107</u>

39.   Please revise here and in your audited financial statements to provide an expanded discussion of the difference labeled as 'Other' given that adjustments related to goodwill amortization, and revenue recognition are already separately presented.

<u>K – MBE Holding, page FIN-107</u>

40.   Please revise here and in your audited financial statements to clarify how the difference related to MBE Holding is reflected in the reconciliation of shareholder's equity.

<u>Condensed Consolidated Financial Statements of Euronext, N.V., page FIN-109</u>

<u>Euronext N.V Independent Accountants' Report, page FIN-109</u>

41.   We note both KPMG Accountants N.V and Ernst & Young Accountants have signed the Euronext N.V Accountants' Report dated September 18, 2006. Please revise to identify the principal auditor of the financial statements for each year presented. If the principal auditor relied on the work of other auditors in arriving at an opinion, then revise the report to so state and consider the need to include the separate report of the other auditors in the document. Refer to Rule 2-05 of Regulation S-X.

<u>Note 3.2.3 – Investments in associates, page FIN-141</u>

42.   We note your ownership of Endex N.V. is less than 20% and you have classified your investment as an 'investment in associates'. Please revise your filing to disclose how you concluded you have significant influence over Endex N.V., considering you hold less than 20% of Endex N.V. Refer to paragraph 37(c) of IAS 28.

<u>Note 3.14 – Summary of differences between International Financial Reporting Standards and United States Generally Accepted Accounting Principles, page FIN-192</u>

<u>General</u>

C - Derivatives and hedging, page FIN-196

43.	Please revise to disclose the method used to determine the effectiveness of the hedged debt. If you assume no ineffectiveness, then disclose how you consider the credit risk of the swap in analyzing the critical terms of the swap. Refer to AG109 of IAS 39.

Division of Market Regulation

	The staff of the Division of Market Regulation has reviewed your registration statement on Form S-4, filed September 21, 2006 ("Registration Statement"), and we have the following comments. After reviewing your responses, we may have additional comments. Please note that these comments do not cover regulatory issues that we may have with respect to the structure of the proposed transaction or any proposed rule changes to be filed with the Commission, and that further changes may be necessary to the Registration Statement to reflect the Commission's review of such structure and rule changes.

Use of Entity Names and Defined Terms

44.	NYSE Arca, Inc. is the entity that is registered as a U.S. national securities exchange. Throughout the Registration Statement, there are references to "NYSE Arca" (which is defined more broadly in "Certain Frequently Used Terms") as the exchange. Please revise the Registration Statement to correct these statements. For example:

- Risk Factors—Risks Relating to NYSE Euronext's Business—NYSE Euronext will operate in a highly regulated industry, and may be subject to censures, fines and other legal proceedings if it fails to comply with its legal and regulatory obligations—pages 49-50—the last paragraph states, "[i]n addition, there may be a conflict between the self-regulatory responsibilities of the NYSE and NYSE Arca's businesses… Any failure by the NYSE or NYSE Arca to diligently and fairly regulate its member organizations or to otherwise fulfill its regulatory obligations…."

- Regulation—U.S. Regulation—SEC Oversight—page 174—Section 19 of the Exchange Act provides that NYSE Arca must submit proposed changes to its rules to the Commission.

- Information about NYSE Group—Overview—page 203—In the first sentence of the first paragraph, you state that "NYSE Group is a holding company, that through its subsidiaries, operates and regulates two securities exchanges: the

NYSE and NYSE Arca." Please revise similar statements on pages 256 and FIN-10.

45.   "NYSE" is defined in "Certain Frequently Used Terms" as New York Stock Exchange LLC. The term "NYSE" is used throughout the document to refer to different entities, including New York Stock Exchange, Inc. Please revise the definition of NYSE to reflect that it encompasses multiple entities (*see, e.g.,* the definition of "NYSE" used in the NYSE Group, Inc. Registration Statement on Form S-1, as amended ("S-1")) or refer to the specific entity. For example:

- Summary—The Companies—NYSE Group, Inc.—page 6—The third sentence of the first paragraph states that "NYSE Group was formed in connection with the merger of the NYSE and Archipelago…."

- Directors and Management of NYSE Euronext After the Combination—pages 153-159—The biographies of a number of directors state that such persons were directors of "NYSE" since November 2003 (a time at which New York Stock Exchange LLC did not exist).

- Information about NYSE Group—Legal Proceedings—In re NYSE Specialists Securities Litigation—page 229—The first sentence of the first paragraph states that the defendant in litigation in December 2003 is "NYSE." Since this occurred in December 2003, the reference should be to New York Stock Exchange, Inc. not New York Stock Exchange LLC.

- Information about NYSE Group—Executive Compensation—NYSE Compensation Plans—Retirement Accumulation Plan—page 242—The first paragraph notes that "[e]ffective April 1, 2006 for NYSE employees…." If this plan is available to employees of NYSE Market, Inc., then the reference to NYSE, as it is defined in the Registration Statement is too narrow.

46.   In "Certain Frequently Used Terms," the term "NYSE Arca" includes a reference to the former name of NYSE Arca, L.L.C. Please revise to reflect the current name of NYSE Arca, L.L.C. and its former name Archipelago Exchange, L.L.C.

47.   Throughout the Registration Statement, there are references that the combination of NYSE Group and Euronext will create a single exchange, single marketplace, and single platform. For example:

- The Combination—NYSE Group's Reasons for the Combination—Strategic Considerations—page 75—"[I]ts expectation that the combined company would be the world's first truly global exchange and the world's largest securities marketplace…."

- Information about NYSE Euronext—NYSE Euronext's Competitive Strengths—

World's Most Global Exchange Group—page 185—"NYSE Euronext will provide optimum choice for its customers, operating six cash equity and two derivative exchanges in six countries, rendering it the world's most global securities exchange."

- The Combination—Certain Projections—Revenue Synergies—page 86—"Derivatives—Cross-selling through a single platform with a shared customer base."

In other places in the Registration Statement, your statements indicate that there will be two separate markets. For example:

- Risk Factors—Risks Relating to NYSE Euronext's Business—The legal and regulatory environment in the United States may make it difficult for NYSE Euronext's U.S. exchanges to compete with non-U.S. exchanges for the secondary listings of non-U.S. companies and adversely affect NYSE Euronext's competitive position—page 44—"…listed companies on the Euronext exchanges are not, and will not become as a consequence of the combination, subject to the requirements of the Sarbanes-Oxley Act unless they otherwise choose to list or register their securities in the United States."

- The Combination—Euronext's Reasons for the Combination—Strategic Considerations—page 81—"their expectation…that there would be no U.S. regulatory risks for the European markets, with the European markets and Euronext-listed companies continuing to be regulated exclusively by European regulators, and in particular, with the Sarbanes-Oxley Act continuing to be applicable only to companies that list or register in the United States."

Please revise the Registration Statement to reconcile these statements and similar statements throughout the document.

48. Throughout the Registration Statement, defined terms are used inconsistently: a previously defined term will be redefined later in the Registration Statement; or a term will be used as a defined term, but its definition is not provided until later in the Registration Statement. For defined terms, please define the term the first time it is used, and then use the defined term thereafter. For example:

- The Securities Exchange Act of 1934, as amended, (the "Exchange Act") is defined first on page 16 and again on page 50. Exchange Trading Permit ("ETP") is defined on page 64 and again on page 97. Exchange Traded Funds ("ETFs") is defined on page 87 and again on page 208.

- "CBOT" is used first on page 95 but is not defined until page 336.

49.   Throughout the Registration Statement, you refer to "the merger." It is unclear in some instances whether "the merger" refers to the proposed merger whereby NYSE Group will become a subsidiary of NYSE Euronext, or the completed merger between New York Stock Exchange, Inc. and Archipelago Holdings, Inc. Please revise the Registration Statement to clarify references to the merger between New York Stock Exchange, Inc. and Archipelago Holdings, Inc.

- Information About NYSE Group—Executive Compensation—NYSE Group Plans—NYSE Group, Inc. 2006 Stock Incentive Plan—Shares Reserved Under the NYSE Group, Inc. 2006 Stock Incentive Plan—page 240—"The plan's share reserve includes 3,000,000 shares of NYSE Group common stock for issuance to NYSE employees in connection with the merger."

- Information About NYSE Group—Executive Compensation—NYSE Group Plans—NYSE Group, Inc. 2006 Stock Incentive Plan—Merger Transaction Restricted Stock Unit Awards—page 240—"The Committee granted restricted stock unit awards to eligible non-regulatory employees of the NYSE and to certain employees of SIAC under the NYSE Group, Inc. 2006 Stock Incentive Plan in connection with the merger."

Summary—Securities and Other Regulatory Authorities—U.S. Securities and Exchange Commission, page 15

50.   In the last sentence of this paragraph, you state that the "NYSE will file an application with the SEC seeking approval of certain elements of the proposed organization and operations described" in the Registration Statement. Please revise this statement to reflect that both New York Stock Exchange LLC and NYSE Arca, Inc. each will file an application.

51.   In the first sentence of this paragraph, you state that the combination is subject to the approval of the Commission. In the last sentence of this paragraph, you note that the NYSE will seek the approval of the Commission with respect to certain elements of the proposed organization and operations described in the Registration Statement. Please conform the first sentence to the last sentence (as revised pursuant to comment 7), or consider deleting the first sentence of this paragraph. Please make corresponding changes throughout the Registration Statement.

Summary—Directors and Management of NYSE Euronext Following the Combination, pages 16-17

52.   You state that the NYSE Euronext board will consist of 22 directors. This is inconsistent with the Combination Agreement by and among NYSE Group, Inc., Euronext N.V., NYSE Euronext, Inc. and Jefferson Merger Sub, Inc., dated as of June 1, 2006

("Combination Agreement"), which states that the board shall be composed of 20 directors. Please reconcile these references and make corresponding changes throughout the document.

53.   The definition of "European domiciliary" in the fifth bullet on page 17 uses the word "Europe." Please define "Europe" in the Registration Statement.

Summary—Certain Differences in the Rights Before and After the Combination, page 18

54.   We note that the description of the voting and ownership limitations in the NYSE Euronext certificate of incorporation in the second bullet omits important information that is included in the description in the "Comparison of Shareholder Rights Prior to and after the Combination." For example, the description on page 18 does not note that the 10% voting limit includes such voting level that is a result of any agreement by any other person not to vote shares of stock. Please revise the Registration Statement to reconcile these statements to each other and to the certificate of incorporation of NYSE Euronext when that document is available. Please also revise the description of the voting and ownership limitations in the last paragraph on page 39.

Summary—Summary Historical and Pro Forma Financial Data—Selected Financial Data of Archipelago (as predecessor to NYSE Arca), page 23

55.   In footnote 5, you refer to "ArcaEx." ArcaEx has not been identified previously in the Registration Statement. Please revise to identify "ArcaEx." Please make a corresponding change, as necessary, in footnote 5 on page 253.

56.   In footnote 5, you refer to the Pacific Exchange. The name of the entity is the "Pacific Exchange, Inc." It has not been defined as "Pacific Exchange." Please revise the footnote to reflect the entity name or define the term. Please make a corresponding change, as necessary, in footnote 5 on page 253.

57.   In footnote 9, you state that Archipelago undertook self-clearing initiatives. Please revise footnote 9 to omit the "self-clearing" reference in connection with Archipelago if the clearing functions were performed by an entity other than Archipelago. Please make corresponding changes in footnote 9 on page 254 and on pages 314 and 318, and an analogous change on page 262 with respect to NYSE Arca.

58.   In footnote 9, you refer to "non-ETP" broker-dealer customers. The term "ETP" however, has not been used previously in the Registration Statement. Please revise to explain the term "ETP."

Risk Factors—NYSE Euronext may not be able to successfully integrate the businesses and
operations of NYSE Group and Euronext in a timely fashion or at all, page 37

59.   Please explain supplementally what you mean by "management and technological
        functions" in the first paragraph, in the statement that "NYSE Euronext expects to
        integrate certain of the management and technological functions of NYSE Group and
        Euronext."

Risk Factors—The combined company may fail to realize the anticipated cost savings, growth
opportunities and synergies and other benefits anticipated from the combination, page 37

60.   Please explain supplementally what you mean by "market integration," in the second
        sentence of the first paragraph that states, "NYSE Euronext expects to benefit from
        operational synergies resulting from…market integration…."

Risk Factors—Risks Relating to NYSE Euronext's Business—NYSE Euronext will face
numerous competitors in the United States, Europe and the rest of the world, page 41

61.   We note that in some places of the Registration Statement, you include options, which
        are securities, as part of the derivatives business (*see, e.g.*, the technology comments on
        page 86 specify the three derivative platforms include NYSE Arca Options). In the first
        sentence of the first paragraph, however, you reference "securities trading" and
        "derivatives business." Please revise the Registration Statement to specify throughout
        when the discussion of derivatives includes options or other securities, and when you
        mean derivatives that do not include securities.

Risk Factors—Risks Relating to NYSE Euronext's Business—The legal and regulatory
environment in the United States may make it difficult for NYSE Euronext's U.S.
exchanges to compete with non-U.S. exchanges for the secondary listings of non-U.S.
companies and adversely affect NYSE Euronext's competitive position, page 44

62.   In the second paragraph, you state that, "[f]ollowing the combination, NYSE Euronext's
        European exchanges will not be subject to *this* constraint." It is unclear what "this"
        refers to. Please revise to clarify.

Risk Factors—Risks Relating to NYSE Euronext's Business—The successful implementation
and operation of the NYSE Hybrid Market^{sm} faces a number of significant challenges and
depends on a number of factors that will be outside NYSE Euronext's control, pages 47-
48

63.   We note that the Commission recently approved a pilot for Phase III for revised
        stabilization rules. Please consider whether the Registration Statement should be updated
        to reflect the pilot.

64.   In the last sentence of the fourth paragraph, you note that "[t]he operation of the NYSE Hybrid Market^{sm} also places greater demands on NYSE Regulation, and specifically on market surveillance." Please explain supplementally how and why the NYSE Hybrid Market^{sm} increases the demands on NYSE Regulation and specifically on market surveillance.

Risk Factors—Risks Relating to NYSE Euronext's Business—NYSE Market and NYSE Arca will be required to allocate funds and resources to NYSE Regulation, page 51

65.   In the first sentence, you state that "NYSE Market… will be required to allocate significant resources to NYSE Regulation." We note that on page 222 you state that NYSE Regulation has an explicit agreement with NYSE Group, New York Stock Exchange LLC and NYSE Market so that adequate funding is provided to NYSE Regulation. NYSE Euronext should consider clarifying the risk factor on page 51.

Risk Factors—Risks Relating to an Investment in NYSE Euronext Common Stock—Provisions of NYSE Euronext's organizational documents and applicable law may delay or deter a change of control of NYSE Euronext, page 60

66.   In the first sentence of the last paragraph, you state that a change of control of NYSE Euronext or its subsidiaries *may* be conditioned upon….orders and approvals of …the SEC." We note that in a number of cases, a change in control of an entity must be approved by the Commission in order for such change to be effective. Please revise the Registration Statement accordingly.

The Special Meeting of NYSE Group Stockholders—Voting Limitations, page 64

67.   Please revise the first bullet to reflect that a waiver of the voting limits is subject to the determination that the exercise of voting rights in excess of the voting limits will not impair the ability of NYSE Group or any of its U.S. regulated subsidiaries to discharge their responsibilities, as NYSE Group must be considered, and the subsidiaries that are required to be considered are not limited to self-regulatory entities.

68.   Please revise the fourth bullet to add a reference to the rules of NYSE Arca Equities, Inc. with respect to the definition of ETP Holders.

69.   The first paragraph under the bulleted list states that the resolution approving NYSE Euronext's level of ownership and voting of NYSE Group common stock as a result of the combination and post-closing reorganization "has not yet been submitted to the SEC." We note that the requirement is to file such resolution with the Commission in accordance with Section 19 of the Exchange Act. Please revise accordingly.

<u>The Special Meeting of NYSE Group Stockholders—Voting Limitations, page 65</u>

70.   In the fourth and ninth bullets, please revise to reflect that such terms are defined in the rules of New York Stock Exchange LLC. Please make corresponding changes in the second and seventh bullets on page 395.

<u>The Combination—Other Transaction Considerations, page 77</u>

71.   In the third bullet from the bottom of the page, the description of the required vote of the shareholders does not match the description provided on page 412 in the Comparison of Shareholder Rights Prior to and After the Combination. Specifically, the bullet references the vote of "80% of the outstanding common stock of NYSE Euronext." On page 412 the standard is "80% or more of the votes entitled to be cast by the holders of the then-outstanding NYSE Euronext shares." Please reconcile these provisions with each other and NYSE Euronext's governing documents. Please make a corresponding change in the fifth bullet point on page 83.

72.   In the second bullet from the bottom of the page, as well as on page 83, the description of the required vote of the shareholders to change the composition requirements of the nominating and governance committee does not match the description provided on pages 416-417. Specifically, pages 77 and 83 refer to "80% of the outstanding common stock of NYSE Euronext." On page 416, the standard is "80% or more of the votes entitled to be cast by the holders of the then outstanding shares of capital stock of [NYSE Euronext] entitled to vote generally in the election of directors." Please reconcile these provisions with each other and NYSE Euronext's governing documents when available.

<u>The Combination—Other Transaction Considerations, page 78</u>

73.   In the first bullet on the page, as well as on page the description on page 83, the description of the required vote of the shareholders does not match the description provided on pages 416-417. Specifically, pages 78 and 83 refer to "80% of the outstanding common stock of NYSE Euronext." On page 416, the standard is "80% or more of the votes entitled to be cast by the holders of the then outstanding shares of capital stock of [NYSE Euronext] entitled to vote generally in the election of directors." Please reconcile these provisions with each other and NYSE Euronext's governing documents. Similarly, please also reconcile the standard for the required vote as indicated in the eighth bullet on page 83.

<u>The Combination—Euronext's Reasons from the Combination—Strategic Considerations, page 81</u>

74.   In the eleventh bullet, you state that the SEC has confirmed in public statements that there would be "no U.S. regulatory risks for the European markets with the European markets and Euronext-listed companies continuing to be regulated exclusively by European regulators and, in particular, with the Sarbanes-Oxley Act continuing to be

applicable only to companies that list or register in the United States." Please advise us supplementally to which public statements of the SEC you are referring. In addition, please clarify that there are no U.S. securities laws risks for European markets merely because they become affiliated with a U.S. exchange.

The Combination—Opinion of NYSE Group's Financial Advisor—Other Factors, page 97

75.   At the top of the page, you refer to NYSE Arca Holdings, Inc. (then known as PCX Holdings, Inc.) as the parent of NYSE Arca. Please revise to reflect that NYSE Arca Holdings, Inc. is the parent of NYSE Arca, Inc. (it is not the parent of NYSE Arca, L.L.C., which is currently included in the definition of "NYSE Arca." In the sentence immediately before the first bullet on this page, you refer to the "NYSE Arca board of directors." NYSE Arca, as you have defined it, includes multiple entities, each with its own board of directors. Please clarify to which entity you are referring.

The Combination—The Delaware Trust and the Dutch Foundation—Administration of the Foundation and of the Trust, page 107

76.   The second sentence of the third paragraph refers to the "governance and nominating committee." Elsewhere in the Registration Statement, including the first sentence of this paragraph, the committee is called the "nominating and governance committee." Please revise as necessary throughout the Registration Statement.

The Combination—The Delaware Trust and the Dutch Foundation—Material Adverse Change in Law, page 108

77.   In the third bullet, please explain what you mean by the phrase, "as currently in effect."

The Combination—The Delaware Trust and the Dutch Foundation—Remedies of the Dutch Foundation and Delaware Trust, page 109

78.   Please revise the second bullet to specify the "certain limited management responsibilities" of NYSE Group or its subsidiaries that may be assumed.

79.   Please revise the third bullet to clarify which matters are specific to NYSE Group and its subsidiaries, and which matters are specific to Euronext.

80.   The third bullet includes a reference to "Rule Books." This term has not been used previously in the Registration Statement. Please revise to provide more information or define.

The Combination—The Delaware Trust and the Dutch Foundation—Remedies of the Dutch
   Foundation and Delaware Trust, page 110

81.   In the fifth bullet, which states, "consult with the board of directors of NYSE Euronext
       and with (y) the supervisory and managing boards of Euronext and the applicable
       European regulators with authority over the affected exchange or (z) the board of
       directors of NYSE Group and the SEC, as applicable," it is unclear whether the phrase
       "as applicable" refers only to clause (z) or to both parts (y) and (z). Please revise to
       clarify.

The Combination—The Delaware Trust and the Dutch Foundation—Governance of NYSE
   Euronext, page 111

82.   In the paragraph that continues after the bullets ('then, the provisions…"), the multiple
       consequences are separated by "or." Unless these consequences are mutually exclusive,
       consider changing the "ors" to "ands."

The Combination—The Delaware Trust and the Dutch Foundation—Term of the Undertaking,
   page 111

83.   Please explain supplementally what you mean by "an undertaking made in connection
       with the regulatory approvals of the combination" in the first sentence of the section.

The Combination—Regulatory Approvals—Securities Regulatory Authorities—SEC Approvals,
   page 123

84.   You state that "[a]s a registered national securities exchange, NYSE Group…." NYSE
       Group is not a registered national securities exchange. Please revise to specify that New
       York Stock Exchange LLC and NYSE Arca, Inc. are registered national securities
       exchanges.

The Combination—Regulatory Approvals—Securities Regulatory Authorities—Other
   Regulatory Approvals, page 126

85.   In the third bullet, "Liffe" should be in all capital letters to be consistent with prior usage
       in the Registration Statement.

86.   The fourth bullet refers to applications to the "NASDAQ." Is this reference to The
       Nasdaq Stock Market, Inc., which is defined on page 70 of the Registration Statement as
       "Nasdaq"? Please revise to clarify.

The Combination Agreement—Structure of the Combination, page 129

87.   The diagram of NYSE Euronext after the completion of the combination and a successful
       post-closing reorganization does not include NYSE Arca Holdings, Inc., which is a

wholly-owned subsidiary of Archipelago Holdings, Inc. and the sole owner of NYSE Arca, Inc. Please revise the diagram to account for NYSE Arca Holdings, Inc. or provide information as to why it does not need to be included.

Directors and Management of NYSE Euronext after the Combination, pages 155 and 157

88.   You note that Messrs. Ford and McNulty have been directors of NYSE Group since December 2005. Would you please confirm to us that the December 2005 date is accurate, as it precedes the transaction pursuant to which New York Stock Exchange and Archipelago Holdings, Inc. became subsidiaries of NYSE Group.

Directors and Management of NYSE Euronext after the Combination—Committees of the NYSE Euronext Board of Directors, page 159

89.   The second paragraph sets forth the independence requirements of NYSE Euronext. If these independence requirements are applicable to the board generally, not just to the committees of the board, please revise the Registration Statement to make this its own topic, rather than having it embedded within the discussion about committees.

Industry—U.S. Markets—U.S. Equities Market—Market Data Services, page 166

90.   In the second paragraph, you state that "U.S. regulations determine how the revenues are divided among the exchanges and how much revenue can be shared by exchanges with ECNs and broker/dealers." Please specify to which U.S. regulations you refer.

Industry—U.S. Markets—U.S. Equity Options Markets, page 167

91.   The third sentence of the second paragraph is a non-sequitur. Please consider deleting the sentence or revise to provide context for the statement.

92.   You state in the fifth paragraph that the SEC has recently proposed a penny pilot for implementation in January 2007. Please revise to clarify that the SEC has not proposed a penny pricing pilot.

93.   Please revise the last sentence of the fifth paragraph to form a complete sentence, including information where such further discussion may be found.

Industry—Market Trends and Developments—Demutualization and Consolidation, page 172

94.   In the second bullet under the third paragraph, you state that "Nasdaq now operates a new subsidiary, the Nasdaq, as an SRO." For clarity, please specify the two Nasdaq entities to which you refer.

Regulation—U.S. Regulation—Recent U.S. Regulatory Developments—Regulation NMS, page 176

95.   Please revise the second paragraph to reflect that there were subsequent releases regarding compliance dates for several provisions of Regulation NMS and to reflect that the relevant Access Rule and Order Protection Rule compliance dates are May 2, 2007 for the pilot stocks phase and July 9, 2007 for the all stocks phase. Additionally, consider addressing other compliance dates - the October 16, 2006 specifications date and the February 5, 2007 trading phase date. Please also revise item (3) in the second paragraph to reflect that only compliance with the formula for the Market Data Rule was extended to April 1, 2007.

Information about NYSE Euronext—NYSE Euronext's Strategy, page 188

96.   This section includes discussions of NYSE Euronext as if the combined entity already exists. Since the combined entity does not currently exist, please revise to account for this. For example:

- Pursue Strategic Acquisitions and Alliances. "As the world's largest and most recognized brand name…, NYSE Euronext…."

- Benefits for All Stakeholders. "…NYSE Euronext, the world's leading listing brand…"in the third bullet.

Information about NYSE Group—The NYSE and NYSE Arca, page 206

97.   In the third bullet, the last phrase, "as well as for ETFs," is unclear. Please consider revising the sentence.

98.   The last three paragraphs are repeated from page 203. Please consider whether this is redundant.

Information about NYSE Group—The NYSE and NYSE Arca—Listings Business, page 207

99.   Please revise the second sentence of the second full paragraph to reflect that companies list with New York Stock Exchange LLC or NYSE Arca, Inc. Companies do not list with NYSE Group.

Information about NYSE Group—The NYSE and NYSE Arca—The NYSE Hybrid Market[sm] Initiative, pages 215-216

100.   Please consider revising the last paragraph on page 216 to reflect the recent approval of a pilot for Phase III for revised stabilization rules. *See also* comment 20 above.

Information about NYSE Group—Securities Industry Automation Corporation (SIAC), Overview—page 218

101.   In the first full paragraph, you refer to SIAC's contribution to NYSE revenues as "excluding activity assessment fees." We note that in the S-1, you stated that Section 31 fees were excluded. Please reconcile and revise accordingly.

Information about NYSE Group—NYSE Regulation, page 222

102.   In the carryover paragraph at the top of the page, you state that NYSE Arca maintains a surveillance group. The S-1 stated that NYSE Regulation was responsible for monitoring equities and options trading on that market. If one of the NYSE Arca entities provides this monitoring, please revise to reflect the specific entity.

Information about NYSE Group—NYSE Regulation, page 224

103.   In the first bullet, you state that NYSE Euronext's directors, officers, and employees will cooperate with the SEC and NYSE Euronext's SROs pursuant to their regulatory authority. Please consider eliminating the phrase "pursuant to their regulatory authority."

104.   Please revise the third and sixth bullets regarding structural and governance arrangements to refer to the "compensation and nominating and governance committees."

Information about NYSE Group—Properties—100 South Wacker Drive, Chicago, Illinois, page 227

105.   Please revise this paragraph to update the status of the lease that was scheduled to expire in August 2006.

Information about NYSE Group—Legal Proceedings—Matters Relating to Gerald D. Putnam, page 233

106.   Please confirm that there are not more-recent events that need to be included in this section.

Information about NYSE Group—Officers and Directors, page 235

107.   In the second paragraph, you say that biographical information about Mr. Ketchum is available in the section entitled, "Directors and Management of NYSE Euronext After the Combination." Mr. Ketchum is not listed in that section (*see* page 152 of the Registration Statement). Please revise the Registration Statement to rectify this discrepancy.

Management's Discussion and Analysis of Financial Condition and Results of Operations of NYSE Group, pages 256-301

108.   Throughout this section, you inconsistently reference NYSE Arca. For example, you provide a general discussion of the transaction fees of NYSE Arca (*see* the second paragraph on page 259). However, in the discussion of listing fees under revenue recognition, you only address listing on the NYSE (*see* page 299). Please explain to us supplementally, the disparate treatment throughout this section.

Management's Discussion and Analysis of Financial Condition and Results of Operations of NYSE Group—Sources of Revenues—Activity Assessment Fees, page 258

109.   You state that "NYSE Group pays SEC fees pursuant to Section 31. Because Section 31 fees are not called "SEC fees" under the Act, please revise this statement to reflect that the national securities exchanges pay fees pursuant to Section 31. Please make a corresponding change on page 305.

Management's Discussion and Analysis of Financial Condition and Results of Operations of NYSE Group—Liquidity and Capital Resources—Liquidity and Capital Resources as of June 30, 2006, page 296

110.   In the third paragraph, you state that cash as cash equivalents are generated primarily from "…collection of activity assessment fees (which are fully remitted to the SEC)." Please consider changing this statement to "…activity assessment fees (which the Exchange uses to obtain funds for paying Section 31 fees to the Commission)." We have two reasons for this suggestion: (1) to clarify that the Exchange is *not* merely collecting fees from members on the SEC's behalf, since neither the SEC nor its governing statutes impose transaction fees on broker-dealers or their customers; and (2) while the Exchange's activity assessment fee is designed to yield the exact amount that the Exchange owes the Commission pursuant to Section 31 of the Exchange Act, it might not, in fact, yield the exact amount (*e.g.,* if the Exchange's activity assessment fee yielded slightly more than what the Exchange owes pursuant to Section 31, it would be improper for the Exchange to "fully remit" the excess amount to the Commission.

Management's Discussion and Analysis of Financial Condition and Results of Operations of Archipelago—Segment Reporting, page 304

111.   In the first paragraph, you characterize Wave Securities as "Archipelago's broker-dealer subsidiary." We note that Wave Securities is no longer a subsidiary of Archipelago. Please revise to reflect that Wave Securities is a former subsidiary.

Information about Euronext—Sale of Software: GL TRADE—Products and Services—Market data and content, page 342

112.   Please update the last sentence to reference current data providers.

*   *   *   *   *

Closing Comments

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide the staff of the Division of Market Regulation, as well as the staff of the Division of Corporation Finance, with marked copies of the amendment to expedite our review by showings deletions as strikethrough and added sections as underlining. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after we review your amendment and responses to our comments.

        We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

        We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

You may contact Matthew Komar, Staff Accountant, at (202) 551-3781 or Paul Cline, Senior Accountant, at (202) 551-3851 if you have questions regarding comments on the financial statements and related matters. With regard to questions relating to the comments of the staff of the Division of Market Regulation you may contact Nancy Sanow at (202) 551-5620, John Roeser at (202) 551-5630, Kim Allen at (202) 551-5647, Susie Cho at (202) 551-5639, or Angela Muehr at (202) 551-5666. Please contact Gregory Dundas at (202) 551-3436 or me at (202) 551-3419 with any other questions.

Sincerely,

Christian Windsor
Special Counsel

cc: David C. Karp, Esq.
       Wachtell, Lipton, Rose & Katz
       51 West 52nd Street
       New York, New York 10019

       Victor I. Lewkow, Esq.
       Cleary Gottlieb Steen & Hamilton LLP
       One Liberty Plaza
       New York, New York 10006